 **MOVEMENTX**   **Josh D'Angelo** ▨▨▨▨▨▨▨▨

A Community of Owners

Josh D'Angelo ▨▨▨▨▨▨▨   Thu, Feb 1, 2024 at 8:11 AM
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Hi all,

Today's the day- we are officially open for reservations on WeFunder! 🎉🥳

Head over to our WeFunder Page and click 'make a reservation' to reserve your spot.

Why it matters: At MX, we know you put your heart and soul into your patients every day, and all the good you bring to the MX Community.

You have worked in it, experienced it, represented it beautifully, and for the first time- can now own a piece of it.

How it works: It's as easy as 1-2-3 and only takes 60 seconds...

1. Head over to our WeFunder Page
2. Click 'reserve'
3. Enter the amount, select the payment method, and hit submit!

Please keep in mind it will ask you for an amount, but the investment will not be processed until we close and you are prompted to make the formal commitment.

If you are still gathering information, you can learn more with the below resources or reach out to us for a one-on-one convo:

- Read through the MX Investment Opportunity FAQs and read up on WeFunder's FAQs
- Watch our Investment Webinar, Town Hall #1 and #2, and learn more about SAFEs

And here's the formal stuff: Testing the Waters Legal Disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through WeFunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Once more for good measure: here's the link

We are so proud to have you representing MX every day, and are thrilled to officially invite you on this ownership journey with us.

With warmth, appreciation, gratitude, and excitement for all that's possible together,

Josh, Keaton, Fred, and Scott

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Dr. Josh D'Angelo

Physical Therapist & CEO at **MovementX** *(he /him)*

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 **MOVEMENTX**